

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2022

Paul Averback
Chief Executive Officer and President
Nymox Pharmaceutical Corporation
Bay & Deveaux Streets
Nassau, The Bahamas

      Re: Nymox Pharmaceutical Corporation
           Registration Statement on Form F-3
           Filed March 29, 2022
           File No. 333-263932

Dear Dr. Averback:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Richard Cutler, Esq.